UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 28, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2014

and Nine-Month Period ended September 30, 2014

FOR IMMEDIATE RELEASE: Tuesday October 28, 2014

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 40.5 million, or Ps. 0.051 per share (Ps. 0.255 per ADS), for the third quarter ended September 30, 2014, compared to a comprehensive loss of Ps. 44.4 million, or Ps. 0.056 per share (Ps. 0.279 per ADS), in the same period of 2013.

Comprehensive income for the nine-month period ended September 30, 2014 amounted to Ps. 77.8 million, or Ps. 0.098 per share (Ps. 0.490 per ADS), compared with the net income of Ps. 49.0 million, or Ps. 0.062 per share (Ps. 0.308 per ADS), recorded in the same period last year.

The positive variation in the results of the third quarter of 2014 is mainly due to the increase of Ps. 111.8 million in the operating profit.

The main negative effect which affected the comprehensive income in the nine-month period ended September 30, 2014 was the higher loss generated by the impact of the foreign exchange variation on TGS’ U.S. dollar denominated net liability position which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment). TGS´ financial debt was partially refinanced in early 2014.

In addition, as a result of tariff freezing during the last fifteen years and the delay in the implementation of an overall tariff adequacy by the National Government, the increase in fixed costs derived from the Natural Gas Transportation business segment and variable costs from the Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment resulted in a negative impact on Operating profit.

Even though Resolution No. I-2852 published by ENARGAS (the National Gas Regulatory Body) in April 2014 established the new rate schedules, including stepped increases to the natural gas firm and interruptible transportation rates, which is a partial application of the Transitional Agreement signed between TGS and the UNIREN on October 8, 2008 ratified through the Presidential Decree No. 1,918/09 (the “2008 Transitional Agreement”), the delay in the implementation of the tariff increase and the sustained increase in fixed costs of the Natural Gas Transportation business segment have negatively contributed to the disappearance of the operating surplus of this business segment.

Third Quarter 2014 vs. Third Quarter 2013

For the third quarter ended September 30, 2014, TGS posted total net revenues of Ps. 961.6 million, compared to Ps. 548.5 million recorded in the same period of 2013.

Natural Gas Transportation business segment revenues increased Ps. 28.4 million in the third quarter of 2014, when compared to the third quarter of 2013. This increase is mainly explained by: (i) more services of natural gas transportation intended for export, (ii) higher provision of interruptible transportation services, and (iii) the impact of the new rate schedules for natural gas transportation tariffs (that had remained unchanged for fifteen years and because of that the Company has made the corresponding questioning) approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement, but also does not compensate the sustained increase in operating costs.

This business segment is subject to ENARGAS regulation.

The Natural Gas Transportation business segment represented approximately 20% and 31% of TGS’ total revenues during the third quarters of 2014 and 2013, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has received only an increase for its regulated natural gas transportation tariff. The new rate schedule establishes a progressive 8% increase starting April 1, 2014, an accumulated 14% increase starting June 1, 2014 and an accumulated 20% increase starting August 1, 2014. The publication of the tariff chart partially implements the 2008 Transitional Agreement, which provides that the increase should have been effective as of September 1, 2008.

Natural Gas Transportation revenues are mainly derived from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government in order to expand the capacity of the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, mainly pipeline expansions owned by the Gas Trusts. The CAU has not been modified since its creation in November 2005.

The Production and Commercialization of Liquids segment revenue increased by Ps. 339.9 million in the third quarter of 2014 compared with the same period of the previous year, mainly due to: (i) an increase in the volumes sold, (ii) an increase in the natural gas processing on TGS’s own account, and (iii) an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

Liquids Production and Commercialization revenues accounted for approximately 71% and 62% of the total revenues in the third quarters of 2014 and 2013, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

Other Services revenues increased by Ps. 44.8 million in the third quarter of 2014 compared to the same period of 2013, primarily due to new midstream contracts and the impact of the foreign exchange rate increase on the dollar denominated rates.

The Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 9% and 7% of the net revenues in the third quarters of 2014 and 2013, respectively.  Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Cost of sales and administrative and selling expenses were Ps. 763.1 million in the third quarter of 2014, representing a Ps. 296.3 million increase from the same period of 2013. This variation is mainly attributed to: (i) the increase in variable production costs in the Liquids segment mainly due to the increased price of natural gas, purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex, (ii) higher tax on hydrocarbons exports, and (iii) higher labor costs.

Other operating income recorded in the third quarter of 2014 decreased by Ps. 5.0 million compared to the same quarter of the previous year, mainly due to higher provisions accruals recorded during the third quarter of 2014 and the recovery of labor provisions in the third quarter of 2013.

Net financial expense was Ps. 130.0 million in the third quarter of 2014, compared to Ps. 150.8 million reported in the same period of 2013. This positive variation of Ps. 20.8 million is mostly attributable to a lower foreign exchange loss and higher interest generated by financial investments. These effects were partially compensated by the loss generated by the derivate financial instruments and higher negative interests from loans.

In the third quarter of 2014, TGS reported a Ps. 24.9 million income tax expense, in comparison to the Ps. 23.1 million income tax gain reported in the same period of 2013, representing a negative variation of Ps. 48.0 million.

Nine-month period ended September 30, 2014 vs. Nine-month period ended September 30, 2013

For the nine-month period ended September 30, 2014, the Company recorded a total net revenue of Ps. 3,163.1 million, in comparison with the Ps. 1,849.5 million recorded in the same period last year.

Natural Gas Transportation revenues for the nine-month period ended September 30, 2014 increased by Ps. 56.3 million compared to the same period of 2013. The increase is mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement but also is unable to compensate the sustained increase in operating costs, (ii) higher provision of interruptible services and, (iii) more services of natural gas transportation intended for export.

Liquids Production and Commercialization segment revenues increased Ps. 1,121.8 million in the nine-month period ended September 30, 2014 when compared to the same period last year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) better sale prices for propane, butane and natural gasoline as a result of the increase in the international reference prices in the nine-month period ended September 30, 2014, as well as (iii) the impact of the annual adjustment of the price of ethane and (iv) the favorable weather conditions which increased the volume sold by TGS’ own account.

Other Services revenues increased by Ps. 135.5 million in the nine-month period ended September 30, 2014 when compared to the same period of 2013 primarily due to: (i) the impact of the foreign exchange rate, (ii) new midstream contracts, (iii) higher revenues from management services rendered to the gas trust for the realization of the expansions in the pipeline system, and (iv) higher revenues from telecommunication services.

Operating costs, administrative and selling expenses increased approximately Ps. 959.8 million in the nine-month period ended September 30, 2014 when compared to the same period last year. This variation is primarily attributed to an increase in variable production costs in the Liquids segment mainly due to the increased price of natural gas, purchased as RTP for the Cerri Complex. In addition, there were increases in: (i) tax on exports of hydrocarbons due to the variation of the foreign exchange rate, (ii) labor costs and other fixed costs, and (iii) turnover tax.

Other operating results for the nine-month period ended September 30, 2014 decreased by Ps. 15.4 million, in comparison to the same period of 2013. This variation is mainly attributable to the provisions for contingencies accruals and allowances for doubtful accounts recorded during the nine-month period ended September 30, 2014.

Net financial expenses rose to Ps. 672.4 million at the close of the nine-month period ended September 30, 2014 compared to Ps. 368.3 million reported for the same period last year. This increase was mainly related to the Ps. 264.4 million increase in the foreign exchange loss, which was generated by a higher devaluation of the local currency in the nine-month period ended September 30, 2014, the Ps. 80.5 million of negative results in derivative financial instruments and higher negative interest by Ps. 72.5 million. These negative effects were partially offset by the improvement in the performance of TGS’ financial investments during the nine-month period ended September 30, 2014.

For the nine-month period ended September 30, 2014, TGS reported a Ps. 39.6 million income tax expense, compared to Ps. 31.2 million reported in the same period of 2013.

Liquidity and Capital Resources

The net decrease of Ps. 161.5 million in Cash and Cash equivalents was mainly due to the first amortization of the principal of TGS’ financial debt of Ps. 762.5 million in May 2014.

Please see the attached tables for additional financial and operating information.

TGS operates a natural gas pipeline system of approximately5,600 miles, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.)

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended September 30, 2014 and 2013

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for the nine-month periods ended September 30, 2014 and 2013

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2014 and 2013

(In millions of Argentine pesos)

	2014	2013
Cash flows provided by operating activities		
Total comprehensive income for the period	77.8	48.9
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	190.1	181.8
Consumption of materials	3.3	3.0
(Decrease) / Increase in allowances and provisions	16.2	(6.5)
Share of profit from associates	(2.8)	0.1
Interest expense accrual	219.2	151.9
Interest income on Other financial assets other than cash and cash equivalents	(41.3)	(11.7)
Income tax	39.6	31.3
Derivative financial instrument results	76.8	(3.7)
Foreign exchange loss	512.0	276.5
Changes in assets and liabilities:		
Trade receivables	(168.2)	39.5
Other receivables	(38.6)	(13.2)
Inventories	(71.0)	42.7
Trade payables	56.7	(71.5)
Payroll and social security taxes	7.1	3.5
Taxes payable	(22.0)	(18.7)
Income tax	(46.0)	(19.8)
Other payables	1.1	(0.2)
Provisions	(13.2)	(18.2)
Interest paid	(94.6)	(81.6)
Income tax paid	(17.1)	(60.0)
Derivative financial instruments	(42.8)	-
Advances from customers	45.2	15.1
Cash flows provided by operating activities	**687.5**	**489.2**
Cash flows used in investing activities		
Additions to property, plant and equipment	(249.6)	(128.3)
Financial assets other than cash equivalents	116.1	-
Cash flows used in investing activities	**(133.5)**	**(128.3)**
Cash flows used in financing activities		
Payment of loans	(765.4)	(2.2)
Dividends paid	-	(263.7)
Cash flows used in financing activities	**(765.4)**	**(265.9)**
Net (decrease) / increase in cash and cash equivalents	**(211.4)**	**95.0**
Cash and cash equivalents at the beginning of the year	**893.8**	**693.0**
Foreign exchange gains on cash and cash equivalents	**49.9**	**30.3**
Cash and cash equivalents at the end of the period	**732.3**	**818.3**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: October 28, 2014